Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

April 11, 2024

Re:	Morgan Stanley/Morgan Stanley Finance LLC Registration Statement on Form S-3, as amended File Nos. 333-275587 and 333-275587-01 Request for Acceleration of Effectiveness

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-010
Attention: Madeline Mateo, Division of Corporation Finance

Ladies and Gentlemen:

This letter is sent on behalf of our clients Morgan Stanley and Morgan Stanley Finance LLC (the “Registrants”) in connection with the Registration Statement on Form S-3, as amended (File Nos. 333-275587 and 333-275587-01) (the “Registration Statement”).

In accordance with Rule 461 under the Securities Act of 1933, as amended, the Registrants have previously requested acceleration of the effective date of the Registration Statement so that it will become effective at 9:00 a.m., New York City time, on April 12, 2024, or as soon thereafter as practicable. Reference is made to your oral comment regarding such Registration Statement, by which you noted that Morgan Stanley’s previously filed 2023 Annual Report on Form 10-K incorporated by reference its definitive proxy statement relating to Morgan Stanley’s 2024 annual meeting of shareholders on Schedule 14A (the “Proxy Statement”) and that, therefore, in accordance with Securities and Exchange Commission Compliance & Disclosure Interpretation #123.01, Morgan Stanley would need to file the Proxy Statement with the Securities and Exchange Commission prior to the effective date of the Registration Statement. We hereby respond to your oral comment by noting that Morgan Stanley filed the Proxy Statement with the Securities and Exchange Commission on April 5, 2024. The Proxy Statement is now therefore incorporated by reference into Morgan Stanley’s 2023 Annual Report on Form 10-K and the Registration Statement.

Please contact Christopher S. Schell at (212) 450-4011 of Davis Polk & Wardwell LLP, counsel to the Registrants, if you have any questions or concerns regarding this matter.

Very truly yours,

/s/ Davis Polk & Wardwell LLP